UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
December 2005 – January 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F  ☑  Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes   ☐     No    ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: NORWEGIAN CONTINENTAL SHELF
EX-99.2: TOTAL BOOSTS ITS ADHESIVES BUSINESS
EX-99.3: EAST SHABWA, YEMEN
EX-99.4: FIRST COMPANY DAY CARE CENTER
EX-99.5: START-UP OF THE FORVIE NORTH FIELD
EX-99.6: NEW ACQUISITIONS/DISPOSALS, NORWEGIAN SEA
EX-99.7: ULTRA-DEEPWATER BLOCK 32 OFFSHORE ANGOLA
EX-99.8: NOTICE NYSE 1ST QUARTER 2005
EX-99.9: NOTICE NYSE 2ND QUARTER 2005
EX-99.10: NOTICE NYSE 3RD QUARTER 2005
EX-99.11: NOTICE NYSE 4TH QUARTER 2005

SIGNATURES
EXHIBIT INDEX
EX 99.1 :	Norwegian Continental Shelf
EX 99.2 :	Total Boosts Its Adhesives Business
EX 99.3 :	East Shabwa, Yemen
EX 99.4 :	First Company Day Care Center
EX 99.5 :	Start-Up of the Forvie North Field
EX 99.6 :	New Acquisitions/Disposals, Norwegian Sea
EX 99.7 :	Ultra-Deepwater Block 32 Offshore Angola
EX 99.8 :	Notice NYSE 1st Quarter 2005
EX 99.9 :	Notice NYSE 2nd Quarter 2005
EX 99.10 :	Notice NYSE 3rd Quarter 2005
EX 99.11 :	Notice NYSE 4th Quarter 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date :	January 23, 2006	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1 :	Total Wins Four Blocks on the Norwegian Continental Shelf (December 20, 2005).

➢	EXHIBIT 99.2 :	Total Boosts Its Adhesives Business (December 23, 2005).

➢	EXHIBIT 99.3 :	Yemen : Oil Discovery in East Shabwa (January 2, 2006).

➢	EXHIBIT 99.4 :	Total Opens the First Company Day Care Center in the La Défense Business District (January 3, 2006).

➢	EXHIBIT 99.5 :	UK North Sea : Start-Up of the Forvie North Field (January 4, 2006).

➢	EXHIBIT 99.6 :	Norwegian Sea : Total Acquires an Additional 30% of the Victoria Discovery and Disposes of 5% Interest in the Tyrihans Field (January 10, 2006).

➢	EXHIBIT 99.7 :	Confirmation of the Potential of the Gengibre Find in Ultra-Deepwater Block 32 Offshore Angola (January 11, 2006).

➢	EXHIBIT 99.8 :	Notice of Repurchase of Ordinary Shares of Total for the 1st quarter 2005 (April 4, 2005).

➢	EXHIBIT 99.9 :	Notice of Repurchase of Ordinary Shares of Total for the 2nd quarter 2005 (July 7, 2005).

➢	EXHIBIT 99.10 :	Notice of Repurchase of Ordinary Shares of Total for the 3rd quarter 2005 (October 12, 2005).

➢	EXHIBIT 99.11 :	Notice of Repurchase of Ordinary Shares of Total for the 4th quarter 2005 (January 12, 2006).